UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of May, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Cameco Corporation — Annual and Special Meeting — May 15, 2008, Report of Voting Results
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2008	Cameco Corporation
By:

/s/ Gary M.S. Chad Gary M.S. Chad, Q.C. Senior Vice-President, Governance, Law and Corporate Secretary

May 16, 2008

Canadian Securities Administrators
GARY M. S. CHAD, Q.C.
Senior Vice-President,
Governance, Law and
Corporate Secretary
CAMECO CORPORATION
Corporate Office
2121 — 11th Street West
Saskatoon, Saskatchewan
Canada S7M 1J3
Tel 306.956.6303
Fax 306.956.6312
www.cameco.com

Cameco Corporation
Annual and Special Meeting May 15, 2008
Report of Voting Results
Under National Instrument 51-102
In accordance with Section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Cameco Corporation (the “Corporation”) held on May 15, 2008. Each of the matters set forth below is described in greater detail in the Notice for the Meeting and Management Proxy Circular mailed to Shareholders prior to the Meeting.
The matters voted upon at the Meeting and the results of the voting were as follows:
Item 1: Election of Directors
The following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

John S. Auston	Nancy E. Hopkins
John H. Clappison	Oyvind Hushovd
Joe F. Colvin	J.W. George Ivany
Harry D. Cook	A. Anne McLellan
James. R. Curtiss	A. Neil McMillan
George S. Dembroski	Robert W. Peterson
Gerald W. Grandey	Victor J. Zaleschuk
NUCLEAR. The Clean Air Energy.

May 16, 2008

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Corporation and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, the voting results for the election of directors would have been:

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
John S. Auston	206,847,697	99.74%	531,650	0.26%
John H. Clappison	204,745,739	98.73%	2,633,608	1.27%
Joe Colvin	206,658,825	99.65%	720,522	0.35%
Harry D. Cook	206,722,391	99.68%	656,955	0.32%
James R. Curtiss	180,365,206	86.97%	27,014,140	13.03%
George S. Dembroski	206,652,829	99.65%	726,518	0.35%
Gerald W. Grandey	206,872,923	99.76%	506,424	0.24%
Nancy E. Hopkins	206,716,881	99.68%	662,466	0.32%
Oyvind Hushovd	206,076,564	99.37%	1,302,782	0.63%
J.W. George Ivany	206,066,666	99.37%	1,312,681	0.63%
A. Anne McLellan	206,745,791	99.69%	633,556	0.31%
A. Neil McMillan	206,881,866	99.76%	497,480	0.24%
Robert W. Peterson	206,689,913	99.67%	689,433	0.33%
Victor J. Zaleschuk	206,900,742	99.77%	478,604	0.23%
Item 2: Appointment of Auditors
By a vote by way of show of hands, KPMG LLP was appointed auditors of the Corporation to hold office until the next annual meeting of Shareholders, or until their successors are appointed.
If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Corporation and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, the voting results for appointment of auditors would have been:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
206,579,891	99.61%	798,905	0.39%
Item 3: Shareholder Proposal
On a vote by ballot, the shareholder proposal on majority voting for director elections was defeated.

May 16, 2008

The outcome of the ballot vote, after giving effect to the twenty-five (25%) percent non-resident voting restriction, was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
48,453,267	24.51%	149,204,509	75.49%

Cameco Corporation
By:	“Gary M. S. Chad”
Gary M. S. Chad
Senior Vice-President, Governance, Law and Corporate Secretary